Exhibit 99.1

Sierra Wireless, Inc.

Business Acquisition Report

Dated July 30, 2007

1.              IDENTITY OF COMPANY

1.1       Name and Address of Company

Sierra Wireless, Inc. (“Sierra”)
13811 Wireless Way
Richmond, B.C.
V6V 3A4

1.2       Executive Officer

An executive officer of Sierra who is knowledgeable about the significant acquisition described herein and this report is:

David McLennan
Chief Financial Officer
Phone:  604.231.1185

2.              DETAILS OF ACQUISITION

Certain statements in this Business Acquisition Report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this Business Acquisition Report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this Business Acquisition Report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

2.1       Nature of Business Acquired

Overview

On May 25, 2007, Sierra closed the previously announced acquisition of AirLink Communications, Inc. (“AirLink”).

AirLink, founded in 1993, is located in Hayward, California and is a privately-held developer and supplier of high value fixed, portable and mobile wireless data solutions for industrial and public safety applications.  AirLink offers a multi-tiered suite of mobile and machine-to-machine (“M2M”) wireless connectivity products that are powered by robust embedded software and complemented by a broad set of host software tools and utilities for remote device management and integration.

2.2       Date of Acquisition

May 25, 2007

2.3       Consideration

Sierra Wireless paid cash consideration of US$12.0 million and issued 1,309,880 Sierra Wireless shares to the shareholders of AirLink.

2.4       Effect on Financial Position

Sierra is not planning any material changes to its business or affairs as a result of the acquisition of AirLink.  Sierra’s corporate headquarters will remain in Richmond, British Columbia and no changes are expected to the Richmond and Carlsbad teams as a result of the acquisition.  Andrew Berman, the former CEO of AirLink will become the Senior Vice-President of the mobile and M2M group.  The mobile and M2M group will continue to operate out of the Hayward, California office.  The senior management of Sierra and AirLink are reviewing their operational processes to identify synergies and efficiencies.  We expect modest, if any, operating synergies as a result of the combination.  Over time, we do expect to capture some product cost synergies in our mobile and M2M modem product line.

2.5       Prior Valuations

No valuation opinion was obtained in the last 12 months by the acquired business or by Sierra Wireless to support the consideration paid by Sierra Wireless or any of Sierra’s subsidiaries for AirLink.

2.6       Parties to Transaction

The transaction is not with any informed person, associate or affiliate of Sierra.  The transaction was reviewed and unanimously approved by Sierra’s Board of Directors.

2.7       Date of Report

This report is dated July 30, 2007

3.              FINANCIAL STATEMENTS

Enclosed with this report are the following financial statements

(a)          Audited financial statements of AirLink for the years ended December 31, 2006 and December 31, 2005, including the independent auditors’ report thereon;

(b)         Interim financial statements of AirLink for the three months ended March 31, 2007;

(c)          Interim financial statements of AirLink for the three months ended March 31, 2006; and

(d)         Pro forma consolidated financial statements of Sierra comprising the following:

i.	Pro forma consolidated balance sheet as at March 31, 2007
ii.	Pro forma consolidated statement of operations for the three months ended March 31, 2007
iii.	Pro forma consolidated statement of operations for the year ended December 31, 2006